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FOR IMMEDIATE RELEASE

Contact Erik Dieterle -- (612) 476-7245

                       VALLEY CREEK CAPITAL, LLC EXTENDS OFFER


     Minnetonka, Minnesota (May 12, 1998). Valley Creek Capital, LLC has announced that its offer to purchase Series 25 Beneficial Assignee Certificates ("BACs") of Boston Capital Tax Credit Fund IV L.P. (the "Partnership") for $6.75 per BAC has been extended and is now scheduled to expire at 12 o'clock midnight, Eastern time on June 3, 1998. As of the close of business on May 7, 1998, 2,000 BACs have been tendered to Valley Creek Capital, LLC and not withdrawn.